UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated February 15, 2021: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2020 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2020 Results

Monaco – February 15, 2021 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve months period ended December 31, 2020.

Financial highlights
In million U.S. Dollars except per share data	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Twelve Months 2020	Twelve Months 2019
Net Revenues	52.2	51.9	48.3	45.7	53.2	198.2	197.8
Net income/(loss)	7.6	3.3	(13.9)	(9.9)	3.6	(12.9)	16.0
Adjusted Net income/(loss)[1]	7.7	3.5	(13.3)	(10.2)	3.5	(12.3)	16.7
EBITDA[2]	26.2	22.1	5.7	9.7	23.1	63.7	93.5
Adjusted EBITDA [2]	26.3	22.3	6.3	9.4	23.1	64.3	94.1
Earnings/(loss) per share basic and diluted[3]	0.04	0.00	(0.16)	(0.12)	0.01	(0.25)	0.04
Adjusted earnings/(loss) per share basic and diluted [3]	0.04	0.00	(0.16)	(0.13)	0.01	(0.24)	0.05

Average Daily results in U.S. Dollars
Time charter equivalent rate[4]	12,319	12,575	8,094	9,089	13,707	10,559	12,805
Daily vessel operating expenses[5]	3,978	4,896	4,729	4,771	5,103	4,591	4,582
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	3,955	4,459	4,207	4,285	4,540	4,226	4,257
Daily general and administrative expenses[7]	1,469	1,418	1,374	1,371	1,414	1,408	1,379

In million U.S. Dollars
Total Cash[8]	124.0	106.7	118.8	109.3	120.1
Liquidity[9]	171.2	109.7	119.8	145.7	178.0
Total Debt[10]	607.7	608.9	625.4	605.2	601.0

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Liquidity represents Total Cash plus contracted undrawn borrowing capacity under revolving credit facilities and secured commitments including sale and lease back financing.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''Having a consistent strategy for fleet renewal and environmental upgrading, hands on operations and strong balance sheet, we believe we are well positioned to take advantage of a strengthening charter market.''

Update on COVID-19, Company's actions and status

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition year to date, due to lower demand which resulted in relatively lower charter rates, and higher crew and related costs. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which are highly uncertain and cannot be predicted, including any potential third wave of the pandemic and any new potential restrictions imposed as a result of the virus, new information which may emerge concerning the severity of the virus and/or actions taken to contain or treat its impact, including distribution and effectiveness of the vaccines, as well as political implications that could further impact world trade and global growth.

The COVID-19 pandemic had significant impact on the shipping industry and our seafarers as port lockdowns were imposed globally in 2020 and certain ports that have since reopened have subsequently closed again for crew changes. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite the ongoing port closures and travel restrictions imposed by governments around the world. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers and mitigate and address the risks, effects and impact of COVID-19 on our operations and financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it may offer and sell shares of its common stock (“Shares”) from time to time for up to aggregate gross offering proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). As of February 12, 2021, the Company had not offered to sell and has not sold any Shares under the ATM Program.

10 Total Debt represents Long-term debt plus Current portion of long-term debt, net of deferred financing costs.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve.

In December 2020, the Company agreed the early termination of an existing charter of the Capesize-class vessel MV Lake Despina, which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid the Company cash compensation of about $8.1 million, 50% of which was received in December 2020, and the balance in January 2021. The vessel was redelivered in February 2021 and was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%.

During the fourth quarter of 2020, we operated 42.00 vessels on average earning a TCE11 of $12,319 compared to 41.00 vessels earning a TCE of $13,707 during the same period in 2019. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of February 12, 2021

2021 (remaining)	43%
2021 (full year)	49%
2022	18%
2023	16%

The detailed employment profile is presented in Table 6. Scrubber benefit for scrubber fitted vessels is calculated on the basis of fuel consumption of heavy fuel oil and price differential between heavy fuel oil and compliant fuel cost for the specific voyage and is presented as part of the daily charter hire in Table 6 or, in cases where it can not be estimated, is not part of the stated daily charter hire.

11 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

Orderbook and financing

During the fourth quarter of 2020, the Company, as part of its plan to implement a gradual fleet renewal with modern, energy efficient vessels, entered into agreements for the acquisition of two Japanese dry-bulk newbuild vessels, one Kamsarmax class, 82,000 dwt and of one Post-Panamax class, 87,000 dwt, with scheduled deliveries within the first half of 2022 and the third quarter of 2022, respectively. The vessels are designed to meet the Phase 3 requirements of Energy Efficiency Design Index, (''EEDI Phase 3'') related to the mandatory reduction of green house gas emissions, as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

Concurrently with the ordering of the newbuild vessels, the Company has concluded the financing arrangements: i) for the Kamsarmax newbuild, a sale and lease back through a ten-year bareboat charter agreement for 90% financing with a purchase obligation at a predetermined price on termination and purchase options after the third year in the Company's favor, and, ii) for the Post-Panamax newbuild, a new term loan facility of up to 60% post-delivery financing and an increase of the existing revolving credit facility from $20 million to $30 million, the  maturity of which was extended from 2022, by up to 2 years.

Vessel sales and second hand acquisition

In the framework of fleet renewal the Company has entered into memoranda of agreements for the sale of two of its older vessels and for the acquisition of a 2011 second-hand Panamax.

During the last quarter of 2020, the Company made available for sale, a 2003-built, Panamax class, dry-bulk vessel, the Paraskevi.  In January 2021, the Company signed an agreement for its sale at a price of $7.3 million before commissions with expected delivery date in March 2021. As of February 12, 2021, the respective outstanding loan balance of about $4.0 million, net of deferred finance charges, which was secured by the vessel, has been repaid. Upon consummation of the sale transaction, we expect that our debt will be decreased by $4.0 million and our liquidity will be increased by $3.2 million and expect to incur a non-cash loss on sale of asset in the approximate amount of $0.3 million.

During January 2021, the Company made available for sale a 2004-built, Panamax class, dry-bulk vessel, the Vassos, and signed an agreement for its sale at a price of $8.7 million before commissions. The respective outstanding loan balance of about $6.0 million, net of deferred finance charges, which is secured by the vessel, will be repaid prior to the expected conclusion of the sale in April 2021. Upon consummation of the sale transaction, we expect that our debt will be decreased by $6.0 million and our liquidity will be increased by $2.5 million and expect to incur a non-cash loss on sale of asset in the approximate amount of $1.0 million.

Upon consummation of both sale transactions, we expect that our debt will be decreased by $10.0 million in the aggregate and our net liquidity will be increased by $5.7 million in the aggregate.

In February 2021, the Company entered into an agreement for the acquisition of a Panamax class, 2011 Japanese-built, dry-bulk, 75,000 dwt at a price of $14.0 million before commissions, which will be funded from available cash. The vessel, which is sister-ship with two of the Company's existing vessels, is scheduled to be delivered within February 2021and has been chartered for 11 to 14 months at a gross daily charter rate of $13,800.

Mezzanine equity redemption and financing

In February 2021, a Company's subsidiary issued a notice of redemption for all issued and outstanding shares of series A cumulative redeemable perpetual preferred stock, recorded as mezzanine equity (the "Mezzanine Equity") with a redemption price of approximately $18.1 million, including the accrued dividend. The Mezzanine Equity was issued in 2018 to a third party investor in relation to the financing of the then newbuild vessel Pedhoulas Cedrus. The redemption is expected to be completed within February. In addition, the Company entered into a sale and lease back of Pedhoulas Cedrus through a bareboat charter agreement with a purchase obligation at a predetermined price on termination and purchase options after the third year in the Company's favor. This agreement will be consummated concurrently with the share redemption. The net increase of our liquidity from this refinancing is expected to be $6.4 million.

Liquidity

As of December 31, 2020, we had liquidity of $171.2 million, which included cash and cash equivalents, time deposits, restricted cash and funds available under the sale and lease back agreements, new term loan agreement and the revolving credit facility. Our aggregate remaining capital expenditure requirements for the acquisition of the two newbuilds as of December 31, 2020, amounted to $52.0 million, of which $0.6 million is payable in 2021 and $51.4 million in 2022.

As of February 12, 2021, we had liquidity of $184.3 million, which included cash and cash equivalents, time deposits, restricted cash and funds available under the sale and lease back agreements, new term loan agreement and the revolving credit facility. Our aggregate remaining capital expenditure requirements for the acquisition of the two newbuilds and the second hand vessel, which will be debt-free, were $64.0 million, of which $12.6 million is payable in 2021 and $51.4 million payable in 2022.

Debt Profile

As of December 31, 2020, our consolidated debt before deferred financing costs was $616.2 million. The loan repayment schedule of the Company as of December 31, 2020, is presented below in Table 2.

Table 2: Loan repayment Schedule

(in USD millions)

Ending December 31,	2021	2022	2023	2024	2025	2026	2027	Total
December 31, 2020	81.3	118.7	119.7	171.9	66.8	16.2	41.6	616.2

Derivatives

During the fourth quarter of 2020, the Company entered into bunker fuel contracts for 36,000 tons for calendar 2021 and 24,000 tons for calendar 2022 to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel, with the objective of reducing the risk arising from a lower spread differential, which is related to the additional revenue from the operation of scrubbers in scrubber fitted vessels. In February 2021, the Company entered into bunker fuel contracts to sell the spread differential for another 12,000 tons for calendar 2022.

During 2020, the Company entered into forward freight agreements on the Panamax index for 80 days for Q1 2021 and 60 days for Q2 2021, with the objective of reducing the risk arising from the volatility in the charter rates.

During 2020, the Company entered into interest rate derivative contracts with the objective to reduce exposure from the fluctuation of interest rates. As of December 31, 2020, the aggregate notional amount of outstanding interest rate derivative contracts was $244.3 million or about 40% of the aggregate debt outstanding at that date.

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies, the Company has completed the installation of 20 scrubbers and continues the retrofit of vessels with ballast water treatment systems. As of December 31, 2020, the Company has 30 vessels equipped with ballast water treatment systems. The aggregate cost paid as of the year end for our environmental investments was $67.2 million. In February 2021, the Company entered into an agreement for an additional scrubber installation in one of its Capesize class vessels during the fourth quarter of 2021.

As of December 31, 2020, the scheduled number and estimated down-time days for the subsequent two quarters, for dry-dockings and environmental investments is presented in Table 3.

Table 3: Scheduled number and estimated down-time for dry-dockings and environmental investments.

	Q1 2021	Q2 2021
Number of vessels	1	3
Total down time in days	55	80

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the fourth quarter of 2020. The Company had 102,197,670 shares of common stock issued and outstanding as of February 12, 2021.

The aggregate cash dividend of $0.50 per share declared by the Company on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from October 30, 2020 to January 29, 2021, which was paid on February 1, 2021 to the respective shareholders of record as of January 22, 2021, was $2.75 million.

A Company’s subsidiary declares a cash dividend on a quarterly basis on each of its Series A shares to the respective shareholders of such shares, presented under the caption “Mezzanine Equity” in the condensed consolidated balance sheets. The aggregate cash dividend declared for the Series A shares for the period from October 1, 2020 to December 31, 2020, which was paid on January 4, 2021, was $0.1 million. As previously mentioned, such Series A shares will be redeemed on February 25, 2021, together with dividend accrued up to such date, pursuant to a redemption notice issued in February 2021.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Tuesday, February 16, 2021 at 9:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard  International Dial In). Please quote Safe Bulkers to the operator.

A telephonic replay of the conference call will be available until February 24, 2021 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2020 Results

Statements of Operations

During the fourth quarter of 2020, we operated in a relatively weaker charter market environment with lower operating and interest expenses compared to the same period in 2019, while our revenues were partly supported by the additional earnings from scrubber fitted vessels, the operation of one additional newbuild vessel from April 2020 and reduced voyage expenses. The net effect is reflected in our reduced TCE of $12,319 for the fourth quarter of 2020, compared to $13,707 during the same period in 2019. The net income for the fourth quarter of 2020, amounted to $7.6 million compared to net income of $3.6 million during the same period in 2019. In more detail the change in net income resulted from the following main factors:

Net revenues: Net revenues decreased by 2% to $52.2 million for the fourth quarter of 2020, compared to $53.2 million for the same period in 2019, mainly due to the reduced TCE rate because of a weaker market, partially offset by the additional revenues earned by our scrubber fitted vessels and the additional vessel delivered in 2020.

Voyage expenses: Voyage expenses decreased to $4.7 million for the fourth quarter of 2020 compared to $5.1 million for the same period in 2019, as a net effect of decreased vessel repositioning expenses and lower loss on bunkers sales and the inclusion in 2020 of bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Vessel operating expenses: Vessel operating expenses decreased by 20% to $15.4 million for the fourth quarter of 2020 compared to $19.2 million for the same period in 2019, which is associated with reduced dry-dockings and provision of technical services and increased crew repatriation expenses due to the COVID-19 pandemic in 2020. In more detail the changes were: i) spares, stores and provisions of $2.8 million for the fourth quarter of 2020, compared to $4.4 million for the same period in 2019, ii) repairs and maintenance of $0.8 million for the fourth quarter of 2020, compared to $1.5 million for the same period in 2019, and iii) dry docking expense of $0.1 million related to one partially completed dry docking during the fourth quarter of 2020, compared to $2.1 million related to five fully and one partially completed dry dockings for the same period of 2019, partly offset by the increase in crew wages, repatriation and related costs of $9.1 million for the fourth quarter of 2020 compared to $8.3 million for the same period in 2019. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of $0.1 million and $2.1 million for the fourth quarter of 2020 and 2019, respectively, vessel operating expenses decreased to $15.3 million for the fourth quarter of 2020 compared to $17.1 million for the same period in 2019, despite the increased crew repatriation expenses due to COVID-19. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and others do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 8% to $13.9 million for the fourth quarter of 2020, compared to $12.9 million for the same period in 2019, as a result of the commencement of depreciation of environmental investments that were completed following the third quarter of 2019 and depreciation of the newbuild delivered during the second quarter of 2020.

Interest expense: Interest expense decreased to $4.3 million in the fourth quarter of 2020 compared to $6.2 million for the same period in 2019, as a result of the decreased USD LIBOR12 affecting the weighted average interest rate of our loans and credit facilities.

Daily vessel operating expenses13: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 22% to $3,978 for the fourth quarter of 2020 compared to $5,103 for the same period in 2019. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses decreased by 13% to $3,955 for the fourth quarter of 2020 compared to $4,540 for the same period in 2019.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers14 and daily company administrations expenses, increased by 4% to $1,469 for the fourth quarter of 2020, compared to $1,414 for the same period in 2019, as a result of the increase of the management fees associated to the strengthening of the exchange rate of Euro versus USD, partly offset by the lower  company administration expenses.

Balance sheet

Assets held for sale/Liabilities directly associated with asset held for sale: As of December 31, 2020, we have classified the assets and liability directly associated with the vessel Paraskevi as assets held for sale and presented them on the balance sheet separately under current assets in the amount of $8.1 million, which represents the net book value of the vessel and other assets on board the vessel including its inventories, and liabilities directly associated with assets held for sale of $4.0 million, which represents the outstanding balance of the loan facility net of deferred finance charges.

12 London interbank offered rate.

13 See Table 5.

14 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2019	2020	2019	2020
REVENUES:
Revenues	55,711	54,403	206,682	206,035
Commissions	(2,465)	(2,174)	(8,921)	(7,877)
Net revenues	53,246	52,229	197,761	198,158
EXPENSES:
Voyage expenses	(5,051)	(4,716)	(13,715)	(41,582)
Vessel operating expenses	(19,249)	(15,370)	(68,569)	(70,086)
Depreciation	(12,935)	(13,874)	(50,310)	(54,269)
General and administrative expenses	(5,332)	(5,677)	(20,639)	(21,502)
Loss from inventory valuation	(66)	(241)	(414)	(241)
Early redelivery cost	—	—	(63)	—
Operating income	10,613	12,351	44,051	10,478
OTHER (EXPENSE) / INCOME:
Interest expense	(6,174)	(4,333)	(26,815)	(21,233)
Other finance cost	(502)	(174)	(714)	(641)
Interest income	328	41	1,558	604
Loss on derivatives	(121)	(294)	(121)	(1,303)
Foreign currency gain/(loss)	219	425	(76)	916
Amortization and write-off of deferred finance charges	(809)	(402)	(1,845)	(1,726)
Net income/(loss)	3,554	7,614	16,038	(12,905)
Less Preferred dividend	2,878	2,878	11,498	11,500
Less Mezzanine equity measurement	(104)	413	199	908
Net income/(loss) available to common shareholders	780	4,323	4,341	(25,313)
Earnings/(loss) per share basic and diluted	0.01	0.04	0.04	(0.25)
Weighted average number of shares	102,631,267	102,186,132	101,686,312	102,617,944

	Twelve-Months Period Ended December 31,
	2019	2020
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	58.3	63.4
Net cash used in investing activities	(36.8)	(34.8)
Net cash provided by/(used in) financing activities	8.5	(9.3)
Net increase in cash, cash equivalents and restricted cash	30.0	19.3

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2019	December 31, 2020
ASSETS
Cash and cash equivalents , time deposits, and restricted cash	106,378	105,218
Other current assets	29,611	21,459
Assets held for sale	—	8,057
Vessels, net	944,706	942,164
Advances for vessels	19,294	9,126
Restricted cash non-current	13,701	18,754
Other non-current assets	953	851
Total assets	1,114,643	1,105,629
LIABILITIES AND EQUITY
Current portion of long-term debt	64,054	75,784
Liabilities directly associated with assets held for sale	—	3,983
Other current liabilities	22,730	24,948
Long-term debt, net of current portion	536,995	531,883
Other non-current liabilities	922	6,172
Mezzanine equity	17,200	18,112
Shareholders’ equity	472,742	444,747
Total liabilities and equity	1,114,643	1,105,629

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2019	2020	2019	2020
Net Income/(Loss) - Adjusted Net Income/(Loss)
Net Income/(Loss)	3,554	7,614	16,038	(12,905)
Plus Loss on derivatives	121	294	121	1,303
Plus Foreign currency (gain)/loss	(219)	(425)	76	(916)
Plus Early Redelivery cost	—	—	63	—
Plus Loss on inventory valuation	66	241	414	241
Adjusted net income/(loss)	3,522	7,724	16,712	(12,277)
EBITDA - Adjusted EBITDA
Net income/(loss)	3,554	7,614	16,038	(12,905)
Plus Net Interest expense	5,846	4,292	25,257	20,629
Plus Depreciation	12,935	13,874	50,310	54,269
Plus Amortization and write-off of deferred finance charges	809	402	1,845	1,726
EBITDA	23,144	26,182	93,450	63,719
Plus Early Redelivery cost	—	—	63	—
Plus Loss on inventory valuation	66	241	414	241
Plus Loss on derivatives	121	294	121	1,303
Plus Foreign currency (gain)/loss	(219)	(425)	76	(916)
ADJUSTED EBITDA	23,112	26,292	94,124	64,347
Earnings per share
Net income/(loss)	3,554	7,614	16,038	(12,905)
Less Preferred dividend	2,878	2,878	11,498	11,500
(Plus)/Less Mezzanine equity measurement	(104)	413	199	908
Net income/(loss) available to common shareholders	780	4,323	4,341	(25,313)
Weighted average number of shares	102,631,267	102,186,132	101,686,312	102,617,944
Earnings/(Loss) per share	0.01	0.04	0.04	(0.25)
Adjusted Earnings/(Loss) per share
Adjusted Net Income/(Loss)	3,522	7,724	16,712	(12,277)
Less Preferred dividend	2,878	2,878	11,498	11,500
(Plus)/Less Mezzanine equity measurement	(104)	413	199	908
Adjusted Net income/(loss) available to common shareholders	748	4,433	5,015	(24,685)
Weighted average number of shares	102,631,267	102,186,132	101,686,312	102,617,944
Adjusted Earnings/(loss) per share	0.01	0.04	0.05	(0.24)

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on inventory valuation, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on inventory valuation, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA  and Adjusted Net Income/Loss generally further eliminates from EBITDA and Net Income/(Loss) respectively the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency and loss on inventory valuation, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2019	2020	2019	2020
FLEET DATA
Number of vessels at period’s end	41	42	41	42
Average age of fleet (in years)	9.33	10.11	9.33	10.11
Ownership days (1)	3,772	3,864	14,965	15,266
Available days (2)	3,516	3,857	14,373	14,829
Average number of vessels in the period (3)	41.00	42.00	41.00	41.71
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$13,707	$12,319	$12,805	$10,559
Daily vessel operating expenses (5)	$5,103	$3,978	$4,582	$4,591
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,540	$3,955	$4,257	$4,226
Daily general and administrative expenses (7)	$1,414	$1,469	$1,379	$1,408
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$55,711	$54,403	$206,682	$206,035
Less commissions	(2,465)	(2,174)	(8,921)	(7,877)
Less voyage expenses	(5,051)	(4,716)	(13,715)	(41,582)
Time charter equivalent revenue	$48,195	$47,513	$184,046	$156,576
Available days (2)	3,516	3,857	14,373	14,829
Time charter equivalent rate (4)	$13,707	$12,319	$12,805	$10,559

_____________

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of February 12, 2021

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Dry-docking			January 2021	February 2021
Koulitsa	76,900	2003	Japan	Spot	100% BPI 74	5.00%	January 2021	March 2021
Paraskevi [19]	74,300	2003	Japan	Spot	$7,842	5.00%	February 2021	March 2021
Vassos [20]	76,000	2004	Japan	Spot	$11,750	5.00%	January 2021	April 2021
Katerina	76,000	2004	Japan	Period	97.5% BPI 74	5.00%	December 2020	June 2021
Maritsa	76,000	2005	Japan	Period	97.5% BPI 74	5.00%	December 2020	October 2021
Efrossini	75,000	2012	Japan	Period	101.5% BPI 74	5.00%	December 2020	October 2021
Zoe [10]	75,000	2013	Japan	Spot	$11,650	5.00%	September 2020	May 2021
Kypros Land [10,15]	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [13]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [8,13]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [13]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [8,15]	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$ 9,951	5.00%	December 2020	March 2021
Pedhoulas Trader	82,300	2006	Japan	Period	98% BPI 82	5.00%	February 2021	August 2021
Pedhoulas Leader	82,300	2007	Japan	Period	98% BPI 82	5.00%	December 2020	July 2021
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2020	June 2021
Pedhoulas Builder	81,600	2012	China
Pedhoulas Fighter	81,600	2012	China	Period [12]	98% BPI 82	5.00%	December 2020	June 2021
Pedhoulas Farmer [5]	81,600	2012	China	Spot [12]	$21,000	5.00%	January 2021	March 2021
Pedhoulas Cherry	82,000	2015	China	Spot [11]	$7,782	5.00%	November 2020	February 2021
				Spot [11]	$22,250	5.00%	March 2021	March 2021
Pedhoulas Rose [5]	82,000	2017	China	Period [11]	$13,750	5.00%	December 2020	May 2021
Pedhoulas Cedrus[18]	82,000	2017	China	Period	$ 13,000	3.75%	August 2020	May 2021

Post-Panamax
Marina	87,000	2006	Japan	Spot[12]	$12,000	5.00%	February 2021	February 2021
Xenia	87,000	2006	Japan	Spot[11]	$12,200	5.00%	January 2021	February 2021
Sophia	87,000	2007	Japan	Spot[11]	$ 31,750	5.00%	February 2021	March 2021
Eleni	87,000	2008	Japan	Spot[12]	$14,000	5.00%	January 2021	February 2021
Martine	87,000	2009	Japan	Spot[12]	$11,250	5.00%	February 2021	March 2021
Andreas K	92,000	2009	South Korea	Spot[11]	$ 32,500	5.00%	February 2021	March 2021
Panayiota K [9]	92,000	2010	South Korea	Spot [12]	$12,400	5.00%	January 2021	April 2021
Agios Spyridonas [9]	92,000	2010	South Korea	Spot [12]	$10,750	5.00%	December 2020	April 2021
Venus Heritage [10]	95,800	2010	Japan	Spot [12]	$15,000	5.00%	January 2021	February 2021
Venus History [10]	95,800	2011	Japan	Spot[12]	$14,500	5.00%	February 2021	February 2021
Venus Horizon	95,800	2012	Japan	Spot[11]	$18,500	5.00%	January 2021	April 2021
Troodos Sun	85,000	2016	Japan	Period[12]	$16,000	5.00%	February 2021	May 2021
Troodos Air	85,000	2016	Japan	Period[12]	$11,500	5.00%	February 2021	March 2021
Troodos Oak [14]	85,000	2020	Japan	Spot	109% BPI-82 5TC	5.00%	June 2020	May 2021
Capesize
Mount Troodos [16]	181,400	2009	Japan	Period	BCI*103.5%+80% SCR BNFT	5.00%	April 2020	June 2021
Kanaris	178,100	2010	China	Period [6]	$25,928	5.00%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina	181,400	2014	Japan	Period [7]	BCI * 119%	5.00%	February 2021	February 2022
TOTAL	3,862,000
Orderbook
TBN[17]	82,000	1H 2022	Japan
TBN	87,000	Q3 2022	Japan

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses.

Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 12, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(6) Charterer agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(7) A period time charter of 12 to 14 months at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 119%.

(8) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(11) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(12) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(13) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) A period time charter of 11 to 13 months at a gross daily charter rate linked to the BPI-82 5TC times 109%.

(15) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(16) A period time charter at a gross daily charter rate linked to the BCI' times 103.5% plus 80% of scrubber benefit.

(17) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(18)  The vessel will be sold and leased back upon Mezzanine Equity redemption in February 2021, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(19) The Company has enter an agreement to sell the vessel with expected delivery to her new owners in March 2021.

(20) The Company has enter an agreement to sell the vessel with expected delivery to her new owners in April 2021.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com